Item 77H(a) Series 22,23 and 25

Comerica Bank became a controlling person of Munder Series Trust
(MST) on April 30, 2003, when, pursuant to an Agreement and Plan of Reorganization and Redomiciliation, each of the series of St. Clair Funds, Inc. (except Liquidity Money Market Fund) became a corresponding series of MST. As of this date, Comerica Bank was the record owner of 90.57% of MST.